UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

         Month of March 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 1 March 2018 entitled 'Transaction in Own Shares'
2.	Stock Exchange announcement dated 1 March 2018 entitled 'Total voting rights and issued capital'
3.	Stock Exchange announcement dated 2 March 2018 entitled 'Transaction in Own Shares'
4.	Stock Exchange announcement dated 2 March 2018 entitled 'Appendix 4G-Key to Disclosures Corporate Governance Council Principles and Recommendations'
5.	Stock Exchange announcement dated 2 March 2018 entitled 'Resolutions requisitioned by shareholders'
6.	Stock Exchange announcement dated 2 March 2018 entitled 'Changes to Simandou Ore Reserves and Mineral Resources'
7.	Stock Exchange announcement dated 2 March entitled 'Changes to Argyle Diamonds Ore Reserves and Mineral Resources'
8.	Stock Exchange announcement dated 2 March 2018 entitled 'Changes to Boron Ore Reserves and Mineral Resources'
9.	Stock Exchange announcement dated 2 March 2018 entitled 'Changes to Pilbara Ore Reserves and Mineral Resources'
10.	Stock Exchange announcement dated 5 March 2018 entitled 'Transaction in Own Shares'
11.	Stock Exchange announcement dated 6 March 2018 entitled 'Transaction in Own Shares'
12.	Stock Exchange announcement dated 6 March 2018 entitled 'Appendix 3Z-Final Director’s Interest Notice'
13.	Stock Exchange announcement dated 7 March 2018 entitled 'Transaction in Own Shares'
14.	Stock Exchange announcement dated 8 March 2018 entitled 'Transaction in Own Shares'
15.	Stock Exchange announcement dated 9 March 2018 entitled 'Transaction in Own Shares'
16.	Stock Exchange announcement dated 12 March 2018 entitled 'Transaction in Own Shares'
17.	Stock Exchange announcement dated 13 March 2018 entitled 'Transaction in Own Shares'
18.	Stock Exchange announcement dated 14 March 2018 entitled 'Transaction in Own Shares'
19.	Stock Exchange announcement dated 15 March 2018 entitled 'Transaction in Own Shares'
20.	Stock Exchange announcement dated 15 March 2018 entitled 'Directorate change'
21.	Stock Exchange announcement dated 16 March 2018 entitled 'Transaction in Own Shares'
22.	Stock Exchange announcement dated 19 March 2018 entitled 'Transaction in Own Shares'
23.	Stock Exchange announcement dated 20 March 2018 entitled 'Transaction in Own Shares'
24.	Stock Exchange announcement dated 20 March entitled 'Rio Tinto agrees sale of Hail Creek and Valeria to Glencore for $1.7 billion'
25.	Stock Exchange announcement dated 20 March entitled 'Rio Tinto launches new debt reduction programme'
26.	Stock Exchange announcement dated 21 March 2018 entitled 'Transaction in Own Shares'
27.	Stock Exchange announcement dated 21 March 2018 entitled 'Block listing'
28.	Stock Exchange announcement dated 22 March 2018 entitled 'Transaction in Own Shares'
29.	Stock Exchange announcement dated 22 March 2018 entitled 'Rio Tinto agrees sale of Winchester South to Whitehaven for $200 million'
30.	Stock Exchange announcement dated 23 March 2018 entitled 'Transaction in Own Shares'
31.	Stock Exchange announcement dated 26 March 2018 entitled 'Transaction in Own Shares'
32.	Stock Exchange announcement dated 27 March 2018 entitled 'Transaction in Own Shares'
33.	Stock Exchange announcement dated 27 March 2018 entitled 'Rio Tinto agrees sale of Kestrel mine to EMR and Adaro for $2.25 billion'
34.	Stock Exchange announcement dated 28 March 2018 entitled 'Transaction in Own Shares'
35.	Stock Exchange announcement dated 28 March 2018 entitled 'Rio Tinto announces indicative results of its EUR cash tender offer'
36.	Stock Exchange announcement dated 28 March 2018 entitled 'Rio Tinto prices its EUR cash tender offer'
37.	Stock Exchange announcement dated 29 March 2018 entitled 'Transaction in Own Shares'
38.	Stock Exchange announcement dated 29 March 2018 entitled 'Addendum to 2018 Notice of Annual General Meeting and Proxy Form'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	3 April 2018	3 April 2018